

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2011

Paul Goodman
President and Chief Financial Officer
Beauty Brands Group, Inc.
420 Lexington Avenue
Suite 2320
New York, NY 10170

> **Re:** **Beauty Brands Group, Inc.**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed on November 22, 2010**
> **File No. 000-52764**

Dear Mr. Goodman:

We issued comments to you on the above captioned filing on December 2, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 1, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 1, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 if you have questions regarding comment on the financial statements and related matters.

Sincerely,

Brian McAllister
Staff Accountant
Office of Beverages, Apparel, and
Health care Services